UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 2022

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street
London W1G 9RT
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On June 6, 2022, Akari Therapeutics, Plc (the “Company”) informed its shareholders that it will hold its Annual General Meeting of Shareholders on June 30, 2022. In connection with the meeting, the Company furnished the following documents:

1.	Notice of Annual General Meeting of Shareholders and Proxy Statement dated June 6, 2022

2.	Form of Proxy Card

3.	Statutory Accounts for the year ended December 31, 2021

In addition, on June 3, 2022, Dr. Peter Feldschreiber notified the Company that he would resign from the Board of Directors (the “Board”) and the Nominating and Corporate Governance Committee of the Board, effective as of June 3, 2022. Dr. Feldschreiber’s resignation was not the result of any dispute or disagreement between Dr. Feldschreiber and the Company on any matter relating to its operations, policies or practices. The Company intends to appoint a new board member to fill Dr. Feldschreiber’s vacancy in the future.

In addition, on June 3, 2022, the Board appointed David Byrne as Chairman of the Nominating and Corporate Governance Committee, effective as of June 3, 2022. Mr. Byrne also serves on the Audit Committee and the Compensation Committee.

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement dated June 6, 2022

99.2	Form of Proxy Card

99.3	Statutory Accounts for the year ended December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
Title:	President and Chief Executive Officer

Date: June 6, 2022